

07054431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Liquor Barn Income Fund
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

Liquor Stores Income Fund
(Name of Person(s) Furnishing Form)\

Trust Units
(Title of Class of Subject Securities)

53635C 10 5
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue
Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

April 10, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- *Letter to Shareholders
- *Offer to Purchase and Circular, dated April 10, 2007 (the "Circular")
- *Letter of Acceptance and Transmittal

Item 2. Informational Legends

See page (iii) of the Circular.

---

*Previously furnished.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has previously been filed by Liquor Stores Income Fund.

Any change in the name or address of the agent for service of process of Liquor Stores Income Fund shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of May 3, 2007.

LIQUOR STORES INCOME FUND
By: Liquor Stores GP Inc., its administrator

By:____________________________
Name: Patrick de Grace
Title: Vice President Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1*	Newspaper advertisement
2.1*	Annual Information Form of Liquor Stores Income Fund dated March 30, 2007
2.2*	Comparative financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2006 of Liquor Stores Income Fund
2.3*	Management's Discussion and Analysis of Financial Condition and Results of Operations of Liquor Stores Income Fund for the fiscal year ended December 31, 2006
2.4*	Management Information Circular of Liquor Stores Income Fund dated April 13, 2006 prepared in connection with the annual and special meeting of Liquor Stores Income Fund Unitholders held on May 12, 2006
2.5*	Material Change Report, dated April 20, 2007
2.6*	Management Information Circular of Liquor Stores Income Fund dated April 11, 2007 prepared in connection with the annual and special meeting of Liquor Stores Income Fund Unitholders to be held on May 15, 2007
2.7	Management's Discussion and Analysis of Financial Condition and Results of Operations of Liquor Stores Income Fund for the fiscal quarter ended March 31, 2007
2.8	Comparative financial statements for the quarter ended March 31, 2007 of Liquor Stores Income Fun

*Previously furnished.

EXHIBIT 2.7


LIQUOR
DEPOT

LIQUOR
WORLD

LIQUOR STORES INCOME FUND

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Quarter Ended March 31, 2007
As of May 1, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim consolidated financial statements (the "Financial Statements") and accompanying notes of Liquor Stores Income Fund (the "Fund") for the three months ended March 31, 2007 and the annual consolidated financial statements and accompanying notes of the Fund for the year ended December 31, 2006. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements unless otherwise stated.

Throughout this MD&A references are made to "distributable cash", "operating margin", "operating margin as a percentage of sales", "payout ratio" and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures". See also "Risk Factors" and "Forward-Looking Statements" below.

References to the "Tax Fairness Plan" in this MD&A are to the Tax Fairness Plan announced by the Federal Minister of Finance on October 31, 2006, the related draft legislation included in Bill C-52 tabled by the Minister in the House of Commons on March 27, 2007 and the "safe harbour" growth guidelines issued in connection to the Tax Fairness Plan by the Federal Department of Finance on December 15, 2006.

This MD&A is dated May 1, 2007.

OVERVIEW OF THE FUND

Issuance of Units and Development of the Business

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta. The trust units ("Units") of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN. Through its 75.6% ownership of Liquor Stores Limited Partnership ("Liquor Stores LP"), the Fund operates 106 retail liquor stores in Alberta and British Columbia and management believes it is the largest liquor store operator in Alberta by number of stores and one of the two largest by revenue.

The Fund commenced business operations on September 28, 2004, when it completed its initial public offering of Units and acquired the net assets of The Liquor Depot Corporation and Liquor World Group Inc. and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors") for $97.4 million in cash and Subordinated and Exchangeable LP Units.

In March 2005, March 2006 and October 2006 the Fund issued 1,830,000, 1,600,000 and 1,600,000 Units, respectively, from treasury for aggregate net proceeds of $93.1 million. In conjunction with the March 2006 offering, the Vendors sold 827,132 Units by way of a secondary offering. As at May 1, 2007 there are 10,185,694 Units and 3,300,255 Subordinated and Exchangeable units outstanding. The Vendors now have a 24.4% non-controlling interest in Liquor Stores LP.

The net proceeds of the March 2005 and March 2006 issuances were used to acquire or develop 56 retail liquor stores and to temporarily repay bank financing. The net proceeds of the October 2006 issuance are also being used to temporarily repay bank financing related to inventory and will be used to fund future acquisitions and development of retail liquor stores. From inception to May 1, 2007, the aggregate cost to acquire and develop retail liquor stores, exclusive of working capital, is approximately $59.6 million.

On April 10, 2007, the Fund made an offer to acquire all of the outstanding trust units of Liquor Barn Income Fund ("Liquor Barn"). The Fund is offering Liquor Barn unitholders 0.53 of a Unit in exchange for each Liquor Barn trust unit. This transaction values the outstanding trust units of Liquor Barn at approximately $158 million. Convertible debentures of Liquor Barn in the principal amount of $15.7 million would be assumed. At April 16, 2007, Liquor Barn operated 61 retail liquor stores in Alberta and 11 in British Columbia. Unless extended or withdrawn, the offer will expire on May 17, 2007. Additional information concerning the offer can be found on the Fund's website at www.liquorstoresincomefund.ca.

During the three months ended March 31, 2007, the Fund completed the acquisition of one retail liquor store in Calgary, Alberta and closed a small store in the same market area. On April 30, 2007 the Fund acquired a 50% interest in one retail liquor store in

Nanaimo, British Columbia. The Fund has commitments in place to date that will see seven additional stores developed and opened in 2007 with several more currently under negotiation.

As at May 1, 2007, the Fund operates 106 retail liquor stores located as follows:

	Alberta			**British Columbia**		
	Edmonton[1]	**Calgary[1]**	**Other[2]**	**Lower Mainland**	**Other[3]**	**Total**
Number of Stores	42	35	20	3	6	106

Notes:

(1) References to Edmonton and Calgary are to stores located in or near those urban centres.

(2) Other communities served in Alberta include Red Deer (3), Lethbridge (1), Fort McMurray (5), Slave Lake (3), Banff (1), Canmore (2), Grande Prairie (2), Edson (2) and High River (1).

(3) In British Columbia other communities served include Victoria (1), Kamloops (1), Kelowna (2), Chilliwack (1) and Nanaimo (1). The Fund also operates a pub connected to a retail liquor store in British Columbia.

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. With 97 liquor stores operating in Alberta, where there are approximately 1,050 liquor stores, the Fund is the largest liquor store operator by number of stores. We believe that the Fund is one of the two largest liquor store operators in Alberta by revenue.

The Fund also operates nine stores and a pub in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of approximately 600 private stores and 208 government operated stores. There are also approximately 400 agency stores that service small communities.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute available cash from operations to unitholders to the extent determined prudent by the trustees of the Fund. Cash available for distribution is after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the trustees, including a provision for awards related to the Fund's long-term incentive plan (the "LTIP"). The policy allows the Fund to make stable monthly distributions to its unitholders based on estimates of distributable cash. The Fund pays cash distributions on or about the 15th of each month to unitholders of record on the last business day of the previous month.

The Fund reviews its historic and expected results on a regular basis. This review includes consideration of the expected performance of existing and new stores, the competitive environment and economic conditions, including labour market trends.

Cash distributions have been made as follows from the inception of the Fund:

Payment Dates	Monthly	Annualized
November 15, 2004 to May 16, 2005	$0.08333	$1.000
June 16, 2005 to January 16, 2006	$0.08958	$1.075
February 15, 2006 to October 16, 2006	$0.10000	$1.200
November 15, 2006 to March 15, 2007	$0.11667	$1.400
Commencing April 13, 2007[1]	$0.12500	$1.500

Notes:

(1) *On February 7, 2007, the Fund announced an increase in the level of its cash distributions from $0.1167 per month to $0.125 per month commencing with the April 13, 2007 distribution.*

Distributions declared during the three months ended March 31, 2007 were $4,843,600 or $0.3584 per Unit. On a weighted average basis, distributable cash per Unit was $0.21 for the period. The liquor retail industry is subject to seasonal variations with approximately 40% of sales occurring in the first half of the year and 60% occurring in the second half. As a result, distributable cash will be less than actual distributions early in the year, but will exceed distributions for the later portion of the year. Since inception, cash distributions have totalled $32,372,095 and distributable cash has totalled $34,213,462 resulting in distributable cash exceeding cash distributions by $1,841,367 and a cumulative payout ratio of approximately 95%.

For 2006, the tax deferred portion of distributions for Canadian federal income tax purposes was approximately 28%. It is proposed under the Tax Fairness Plan that the taxable income distributed by the Fund be taxed commencing in 2011 or earlier in some circumstances more fully described under the heading "Tax Fairness Plan" below. In this regard, the Fund is reviewing the current and long-term implications to unitholders of various alternatives with respect to elective tax deductions until the new regime is in place. As such, the Fund cannot now determine the portion, if any, of the 2007 distributions that will be tax deferred.

Distributable Cash per Unit (Fund Units, Exchangeable and Subordinated LP Units)

The Fund views distributable cash as an important supplementary measure to assist unitholders in evaluating the Fund's performance as the Fund's objective is to provide a stable and sustainable flow of distributable cash to unitholders. The following table provides the calculation of the distributable cash of the Fund for the three months ended March 31, 2007 and 2006:

	Three months ended March 31,		Since inception
	2007	2006	of the Fund
Cash provided by operating activities	$ 2,446,889	$ 1,036,897	$ 15,885,853
Net change in non-cash working capital	717,256	521,196	21,060,239
Incentive plan provisions	(273,000)	–	(1,273,000)
Unit-based compensation	45,763	–	45,763
Provision for non-growth property and equipment	(133,341)	(108,013)	(1,505,393)
Distributable cash	$2,803,567	$ 1,450,080	$ 34,213,462
Weighted average units outstanding	13,525,040	10,614,445	10,971,195
Distributable cash per weighted average Unit	$0.21	$0.14	$3.12
Distributions declared per unit	$0.36	$0.30	$2.91
Basic earnings per unit	$0.17	$0.10	$2.92
Diluted earnings per unit	$0.17	$0.10	$2.88

Distributable cash is a Non-GAAP Measure. Adjustments related to non-cash working capital, equity earnings, obligations in respect of the LTIP, unit based compensation and provision for non-growth property and equipment are necessary to reconcile distributable cash to its nearest GAAP measure, cash provided by operating activities.

Net Change in Non-cash Working Capital

The Fund's investment in non-cash working capital is primarily related to increased inventory levels. This increase includes the cost of purchasing inventory for stores the Fund develops and opens, the cost of increasing inventory in acquired stores subsequent to their acquisition date, and an increase in current inventory purchased at times when favourable buying conditions exist. Other changes in non-cash working capital are relatively insignificant. The net change in non-cash working capital is added back to cash provided by operating activities to reflect fairly the Fund's historic and prospective ability to pay cash distributions.

Incentive Plan Provisions

Funding for the Fund's incentive plans occurs subsequent to the approval of the Fund's annual financial statements. For accounting purposes, the compensation expense related to the incentive plan is recognized as awards vest. Awards under the LTIP are calculated with reference to distributable cash per Unit. Although incentive plan awards have no impact on current cash provided by operating activities, the likelihood of those awards requiring a cash payment is such that management believes they should be included in the calculation of distributable cash.

Unit-Based Compensation

Unit-based compensation reflects the expense recognized in the period with respect to the LTIP and Deferred Performance Bonus provisions established at December 31, 2006. This is a non-cash expense and is therefore added back for the calculation of distributable cash.

Provision for Non-growth Property and Equipment

Non-growth property and equipment expenditures refer to capital expenditures that are necessary to sustain current productive capacity, comprised principally of store renovations and equipment replacement, together with reserves for further expenditures to maintain productive capacity. Routine repairs and maintenance are expensed as incurred. Management believes that maintenance non-growth property and equipment expenditures should be funded with cash provided by operating activities and therefore included in the calculation of distributable cash. Capital spending for growth initiatives is expected to improve future distributable cash or is funded as part of the financing plan for specific acquisition or development initiatives and as such is not deducted from cash provided by operating activities.

The following table provides an analysis of the total expenditures on property and equipment, the amounts reserved for further non-growth expenditures and the amounts charged to expense in the Fund's accounts for repairs and maintenance:

	Three months ended March 31,		**Since inception**
	2007	**2006**	**of the Fund**
Purchase of property and equipment including business acquisitions	$976,467	$ 687,552	$ 22,449,003
Growth expenditures including amounts relating to development and acquired stores	(843,126)	(579,539)	(21,219,164)
Purchase of non-growth property and equipment	133,341	108,013	1,229,839
Provision for further non-growth property and equipment expenditures	–	–	275,554
Total provision for non-growth property and equipment	133,341	108,013	1,505,393
Repairs and maintenance expense	112,744	71,240	676,171
Total expenditures for non-growth property and equipment purchases and repairs and maintenance expense	$ 246,085	$ 179,253	$2,181,564

Amounts relating to the development and acquisition of stores are considered growth expenditures. Growth expenditures are not included in the calculation of distributable cash.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The liquor retail industry is subject to seasonable variations with respect to sales. Sales are typically slowest early in the year and increase in the latter half with the highest sales occurring in the last quarter. In 2006, 17% of sales occurred in the first quarter, 24% in the second quarter, 27% in the third quarter and 32% in the last quarter.

The following table summarizes the operating results for the quarter ended March 31, 2007 with comparative figures for 2006:

	Three months ended March 31,	
	2007	2006
	(unaudited)	(unaudited)
Number of stores at March 31	105	76
Sales	$51,809,129	$ 38,020,724
Cost of sales, administrative, operating, and store acquisition and development expenses	48,584,722	36,120,331
Operating margin (1)	$3,224,407	$1,900,393
Operating margin as a percentage of sales	6.2%	5.0%

Note:

(1) *Operating margin has been calculated as described under "Non-GAAP Measures"*

Sales

Sales for the quarter ended March 31, 2007 increased to $51.8 million from $38.0 million in 2006. This increase is primarily due to the increase in the number of stores operated to 106 at March 31, 2006 compared to 76 at March 31, 2006. The $13.8 million increase is the result of:

- an increase in same store sales of $2.0 million or 5.7% to $37.0 million for the three months ended March 31, 2007;
- an increase of $10.8 million in sales to $11.0 million for the 29 stores acquired or opened in 2006, which are operating at March 31, 2007;
- sales of $1.2 million for the store acquired in March 2007 net of sales of a store closed in February 2007; and
- a decrease in wholesale licensee sales of $0.2 million or 8.8% to $2.6 million for the three months ended March 31, 2007 compared to same period in 2006. Due to the low product margins for licensee sales, the effect on operating margin is minimal.

Combined Cost of Sales, Administrative, Operating and Acquisition and Store Development Expense ("Operating Expense")

Operating Expense for three months ended March 31, 2007 increased to $48.6 million, which is $12.5 million higher than in 2006. These increases are consistent with the increase in number of stores being operated.

Operating expense includes the recognition of deferred unit-based compensation expense for the LTIP, the 2007 Incentive Plan and Deferred Share Unit Plan. During the three months ended March 31, 2007, the Fund recognized compensation expense of $2,288 for the LTIP, $43,475 for the 2007 Incentive Plan and $58,634 for the Deferred Share Unit Plan.

Operating Margin

Operating margin (as defined under "Non-GAAP Measures") increased to $3.2 million for the three months ended March 31, 2007 from $1.9 million in 2006. Operating margin as a percentage of sales was 6.2% for the three months ended March 31, 2007 compared to 5.0% for the same period last year.

Earnings before Non-controlling Interest and Net Earnings

Earnings before non-controlling interest for the three months ended March 31, 2007 of $2.4 million increased over the same period in 2006, which had earnings before non-controlling interest of $1.1 million.

Net earnings for the three months ended March 31, 2007 increased by $1.1 million over 2006 to $1.8 million.

Income Taxes

Under existing income tax legislation, the Fund deducts distributions to unitholders that are not a return of capital in the determination of its taxable income. For accounting purposes income tax provisions are only recorded in respect of incorporated subsidiaries. Consequently, income taxes recorded in the Fund's accounts have been nominal.

GAAP requires the effect of changes in income tax legislation on tax provisions to be recorded prospectively once the legislation has been substantively enacted. Since the legislation related to the Tax Fairness Plan has not been substantively enacted, the Fund has not provided for any related income tax effect in its March 31, 2007 financial statements. See "Tax Fairness Plan" below.

Condensed Quarterly Information

	2007	2006				2005		
	March 31	Dec 31	Sept 30	June 30	March 31	Dec 31	Sept 30	June 30
	(thousands of dollars except per Unit amounts)							
Balance Sheet								
Cash and cash equivalents	$ 1,715	$ 3,397	$ 1,683	$ 276	$ 2,935	$ 2,047	$ 172	$ 266
Total assets	188,311	187,097	173,736	165,812	141,511	140,806	127,114	118,425
Bank indebtedness	11,893	5,455	28,964	15,495	–	15,493	8,993	–
Total current liabilities	17,489	12,896	32,140	20,481	4,092	20,427	11,628	2,996
Long-term debt	—	–	2,500	7,500	–	11,352	7,359	7,500
Unitholders' equity	137,922	140,709	105,974	105,115	104,775	67,327	66,648	66,167
Non-controlling interest	32,900	33,496	33,120	32,716	32,643	41,700	41,471	41,762
Statement of Earnings								
Sales	51,809	71,010	60,751	52,215	38,021	50,686	41,434	38,505
Earnings before non-controlling interest	2,383	6,206	4,678	3,992	1,101	3,676	2,966	2,760
Net earnings for the period	1,767	4,627	3,332	2,871	684	2,202	1,764	1,637
Basic earnings per Unit	$0.17	$0.45	$0.39	$0.33	$0.10	$0.38	$0.29	$0.27
Diluted earnings per Unit	$0.17	$0.45	$0.39	$0.33	$0.10	$0.37	$0.29	$0.27
Distributable cash per Unit	$0.21	$0.45	$0.43	$0.38	$0.14	$0.44	$0.29	$0.26

LIQUIDITY AND CAPITAL RESOURCES

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of May 1, 2007:

	Units
Fund Units	10,185,694
Liquor Stores LP Exchangeable LP Units	1,175,255
Liquor Stores LP Subordinated LP Units	2,125,000
	13,485,949

The Liquor Stores Subordinated and Exchangeable LP Units represent a non-controlling interest in the Fund.

In the first three months of 2007, 1,425 Liquor Stores LP Exchangeable LP Units were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $14,231. The Fund also issued 2,492 Units from treasury to the LTIP in this period.

Tax Fairness Plan

On October 31, 2006 the Federal Minister of Finance proposed to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders (the "Tax Fairness Plan"). On December 21, 2006 the Federal Minister of Finance released draft legislation to implement the Tax Fairness Plan pursuant to which, commencing January 1, 2011 (provided the Fund only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Fund which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Fund level. On March 27, 2007, a Notice of Ways and Means Motion was tabled to enact the Tax Fairness Plan. Assuming the Tax Fairness Plan is ultimately enacted in its present form, the implementation of such legislation would be expected to result in adverse tax consequences to the Fund and certain unitholders (including most particularly unitholders that are tax deferred or non-residents of Canada) and may affect cash distributions from the Fund.

The Tax Fairness Plan provides that, while there is no intention to prevent "normal growth" during the transitional period, any "undue expansion" could result in the transition period being "revisited", presumably with the loss of the benefit to the Fund of that transitional period. As a result, the adverse tax consequences resulting from the Tax Fairness Plan could be realized sooner than January 1, 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a specified investment flow-through trust or partnership's ("SIFT") market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFT's issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units). These guidelines have been incorporated into the March 27, 2006 Notice of Ways and Means Motion discussed above. Those safe harbour limits are the greater of $50 million or 40% of the market capitalization benchmark for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative (other than the $50 million annual limit), so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

(a) new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);

(b) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(c) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for these purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

The Fund's market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Units, was approximately $227 million, which means the Fund's "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $90 million, and for each of calendar 2008, 2009 and 2010 is an additional approximately $45 million (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006, which was approximately $8 million).

It is not known at this time when the Tax Fairness Plan will be enacted by Parliament, if at all, or whether the Tax Fairness Plan will be enacted in the form currently proposed or new proposals will be proposed or enacted.

Credit Facilities

The Fund has a $32 million demand operating loan that can be increased to $38 million to accommodate seasonal inventory highs, a $14.5 million committed non-revolving capital loan and a $15 million committed non-revolving acquisition loan with a Canadian chartered bank. The total of all available credit facilities is $62 million.

As of May 1, 2007, total indebtedness under all credit facilities is approximately $10.4 million and is primarily related to inventory financing. As acquisitions occur and new stores are opened, credit facilities will be utilized as required.

Capital Expenditures

During the three months ended March 31, 2007, the Fund acquired one store. Since inception, the Fund has acquired or developed and opened 56 stores at an aggregate cost of $59.6 million exclusive of working capital.

The Fund will continue to pursue acquisition opportunities and to open new stores. In addition, the replacement of in-store information systems is anticipated to begin in 2007. The improvements in marketing and administrative processes related to this replacement are expected to reduce overhead costs and enhance the management of retail operations. The preliminary estimate of the cost to replace in-store systems is in the range of $2.0 to $2.5 million. This cost will be treated as growth capital when incurred.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates.

The Fund is not subject to significant exposure to interest rate fluctuations. Based on an assumed outstanding debt balance of $32 million, a 1.0% increase in interest rates would reduce distributable cash for the year by approximately $320,000 or $0.02 per Unit.

Contractual Obligations

The table below sets forth, as of March 31, 2007, the contractual obligations of the Fund, due in the years indicated, related to various premises operating leases.

	2008	2009	2010	2011	2012	2013 and thereafter
Operating leases	$6,714,807	$5,547,801	$4,527,003	$3,938,231	$3,386,804	$8,333,361
Total	$6,714,807	$5,547,801	$4,527,003	$3,938,231	$3,386,804	$8,333,361

OFF BALANCE SHEET ARRANGEMENTS

The Fund has not entered into any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in earnings.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

The allocations of the purchases price for acquisitions involve determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis is prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the net tangible and intangible assets stated above.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments and Other Comprehensive Income

New accounting standards are in effect for fiscal years beginning on or after October 1, 2006 for recognition and measurement of financial instruments and disclosure of comprehensive income. Effective January 1, 2007, the Fund has adopted Canadian Institute of Chartered Accountants ("CICA") Handbook sections 1530 – Comprehensive Income, 3855 – Financial Instruments – Recognition and Measurement, and 3865 – Hedges. As the Fund has no items of other comprehensive income, net earnings for the period is equivalent to comprehensive income.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the quarter ended March 31, 2007, the Fund incurred professional fees of $89,417 to a law firm of which a director of Liquor Stores GP Inc. (the "Liquor Stores GP"), a subsidiary of the Fund, is a partner. Rent paid to companies controlled by directors of the GP amounted to $21,034. One such arrangement was terminated effective April 1, 2007. The Fund paid fees and expenses to a company controlled by the Chief Executive Officer of the GP relating to supervision of the construction of developed stores of $10,674 (see note 6 to the Financial Statements).

The Fund has entered into a lease for new office premises with a company associated with the Chief Executive Officer of the GP. The Fund has received independent fairness and legal opinions concerning the terms of the lease. Rent payments for this lease are scheduled to begin June 2007.

OUTLOOK

During the quarter ended March 31, 2007, the Fund focused on improving its operating performance posting a 5.7% increase in same store sales and an improvement in operating margin from 5.0% for the first quarter of 2007 to 6.2%.

Strategically, the Fund made an offer for all of the outstanding trust units of Liquor Barn, a transaction that values the Liquor Barn trust units at approximately $158 million. If the offer is accepted by 66 2/3% of Liquor Barn's unitholders and all other conditions to the offer are satisfied or waived by the Fund, the Fund would become the leading independent liquor retailer in Alberta and British Columbia with an estimated combined share of independent liquor store retail sales of over 16% in Alberta and British Columbia and approximately 19% in its core Alberta market. The combined entity will operate 177 liquor stores in Alberta and British Columbia with pro forma revenue greater than $320 million, providing a strong platform for future growth.

The Fund has also focused on its other growth opportunities following the acquisition and store development strategy that led to an increase in the number of stores to 106 from 75 in 2006. The Fund believes there will continue to be a consolidation trend in the industry, particularly in British Columbia, and that the Fund is well positioned with the capital and human resources to benefit from this trend.

In addition to the two stores the Fund acquired to date in 2007, the Fund has commitments to develop and open seven stores in 2007.

For 2007, we expect same store sales growth to be moderate and in the range of 2% to 4%.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Fund has evaluated the effectiveness of the Fund's disclosure controls and procedures (as defined under Multilateral Instrument 52-109 ("MI 52-109") of the Canadian Securities Administrators) as of March 31, 2007, and has concluded that the design and effectiveness of these controls and procedures provides reasonable assurance that material information relating to the Fund, including its consolidated subsidiaries, will be made known to management on a timely basis to ensure adequate disclosure.

There have been no changes in the Fund's internal controls over financial reporting (as defined under MI 52-109) that occurred during the quarter ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Fund's internal controls over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's Units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; its ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; the Fund's ability to hire and retain staff at acceptable wage levels, risks related to the possibility of future unionization; supply interruption or delays; reliance on information and control systems; dependence on capital markets to fund its growth strategy beyond its available credit facilities; dependence of the Fund on Liquor Stores Limited Partnership ("Liquor Stores LP") and

Liquor Stores GP; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Liquor Stores LP restrictions on the potential growth of Liquor Stores LP as a consequence of the payment by Liquor Stores LP of a substantial amount of its operating cash flow; income tax related risks including the Tax Fairness Plan; and the Vendors' right to approve certain material transactions.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Fund's Annual Information Form, which is available at www.sedar.com.

NON-GAAP MEASURES

References to ''distributable cash'' are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes is a useful supplemental measure of performance. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund. For a reconciliation of distributable cash to cash provided by operating activities please see "Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)".

Operating margin for purposes of disclosure under "Operating Results" has been derived by adding interest expense, amortization of property and equipment, intangibles and pre-opening costs to net earnings before non-controlling interest. Operating margin as a percentage of sales is calculated by dividing operating margin by sales.

"Payout ratio" is calculated by dividing cash distributions declared by distributable cash.

Operating margin, operating margin as a percentage of sales, distributable cash and payout ratio are not measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin, operating margin as a percentage of sales, distributable cash and payout ratio should not replace net earnings or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin, operating margin as a percentage of sales, distributable cash and payout ratio may differ from the methods used by other issuers. Therefore, the Fund's operating margin, operating margin as a percentage of sales, distributable cash and payout ratio may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions (including the proposed acquisition of Liquor Barn and the benefits to be derived therefrom), budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

Liquor Stores Income Fund

Interim Consolidated Financial Statements
(unaudited)

March 31, 2007
(expressed in Canadian dollars)

EXHIBIT 2.8

Liquor Stores Income Fund
Consolidated Balance Sheets (unaudited)

	March 31, 2007	December 31, 2006
Assets	$	$
Current assets		
Cash and cash equivalents	1,714,949	3,396,967
Accounts receivable	1,165,209	1,524,689
Inventory	49,233,515	49,702,563
Prepaid expenses and deposits (note 4)	1,693,420	1,158,617
	53,807,093	55,782,836
Pre-opening costs	753,121	818,823
Deposits on future acquisitions (note 4)	1,432,621	1,632,621
Property and equipment	23,500,983	23,040,537
Future income tax asset	60,000	62,400
Intangible assets	768,091	806,044
Goodwill	107,988,784	104,953,874
	188,310,693	187,097,135
Liabilities		
Current liabilities		
Bank indebtedness (note 5)	11,892,852	5,455,414
Accounts payable and accrued liabilities	3,393,097	5,303,678
Current tax payable	20,900	61,800
Distributions payable to unitholders (note 11)	1,273,211	1,193,645
Distributions payable to non-controlling interest (note 11)	908,507	881,282
	17,488,567	12,895,819
Non-controlling interest (note 9)	32,900,282	33,495,557
	50,388,849	46,391,376
Unitholders' Equity		
Fund Units (notes 7)	138,772,764	139,708,519
Cumulative undistributed earnings (excess distributions)	(896,683)	997,240
Contributed surplus	45,763	-
	137,921,844	140,705,759
	188,310,693	187,097,135

Liquor Stores Income Fund

Consolidated Statements of Earnings, Comprehensive Income and Cumulative Undistributed Earnings (unaudited)

	Three month period ended	
	March 31, 2007 $	March 31, 2006 $
Sales	51,809,129	38,020,724
Cost of sales, operating, administrative, acquisition and store development	48,584,722	36,120,331
Operating earnings before amortization	3,224,407	1,900,393
Amortization		
Property and equipment	567,979	416,042
Intangible assets	37,952	29,487
Pre-opening costs	126,553	43,075
	732,484	488,604
Interest		
Interest expense on bank indebtedness	(108,425)	(195,019)
Interest expense on long-term debt	-	(115,381)
	(108,425)	(310,400)
Earnings before non-controlling interest	2,383,498	1,101,389
Non-controlling interest	(616,966)	(417,264)
Net earnings and comprehensive income for the period (note 2)	1,766,532	684,125
Cumulative undistributed earnings, beginning of period	997,240	336,539
Distributions declared (note 11)	(3,660,455)	(2,099,119)
Cumulative undistributed earnings, end of period	(896,683)	(1,078,455)
Basic earnings per unit (note 10)	0.17	0.10
Diluted earnings per unit (note 10)	0.17	0.10

Liquor Stores Income Fund

Consolidated Statements of Cash Flows (unaudited)

	Three month period ended	
	March 31, 2007	March 31, 2006
	$	$
Cash provided by (used in)		
Operating activities		
Net earnings for the period	1,766,532	684,125
Items not affecting cash		
Amortization	732,484	488,604
Other	2,400	(31,900)
Equity income	-	(6,856)
Non-controlling interest	616,966	417,264
Unit-based compensation	45,763	-
	3,164,145	1,551,237
Net change in non-cash working capital items	(717,256)	(514,340)
	2,446,889	1,036,897
Financing activities		
Net proceeds from the issuance of Units (note 7)	-	30,549,000
Units acquired (note 8)	(949,986)	-
Increase (decrease) in bank indebtedness	6,437,438	(15,492,652)
Proceeds of long-term debt	-	(11,352,466)
Repayment of long-term debt	-	-
Distributions paid to unitholders	(3,580,889)	(1,790,631)
Distributions paid to non-controlling interest	(1,155,920)	(1,156,445)
Dividends paid to non-controlling interest by subsidiaries	(14,866)	-
	735,777	756,806
Investing activities		
Business acquisitions (note 3(a))	(4,193,756)	-
Additional goodwill acquired (note 3(b))	(60,508)	-
Deposits on future acquisitions (note 4)	(100,000)	-
Purchase of property and equipment	(449,569)	(687,552)
Pre-opening costs	(60,851)	(194,190)
Repayment from (investment in) equity investee	-	(24,140)
	(4,864,684)	(905,882)
Increase (decrease) in cash and cash equivalents	(1,682,018)	887,821
Cash and cash equivalents balance, beginning of period	3,396,967	2,047,400
Cash and cash equivalents balance, end of period	1,714,949	2,935,221

Supplemental disclosure of cash flow information (note 12)

1 Nature of operations and organization

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

As at March 31, 2007, the Fund operated 97 (March 31, 2006 – 71) retail liquor stores in Alberta and 8 (March 31, 2006 - 5) retail liquor stores in British Columbia. Of these stores, 94 (March 31, 2006 – 72) were acquired by the Fund and 11 (March 31, 2006 - 4) were developed by the Fund.

2 Significant accounting policies and basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2006. However, these interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2006.

Effective January 1, 2007, the Fund has adopted Canadian Institute of Chartered Accountants ("CICA") Handbook sections 1530 – Comprehensive Income, 3855 – Financial Instruments – Recognition and Measurement, and 3865 – Hedges.

As the Fund has no items of other comprehensive income, net earnings for the period is equivalent to comprehensive income.

3 Business acquisitions

(a) Current period acquisition

During the quarter ended March 31, 2007, the Fund completed the acquisition of one retail liquor store business. The business acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The purchase price allocation is preliminary and is subject to change once the final valuations of assets acquired are completed and the final determination of costs related to the acquisition has been made.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their preliminary fair values, is as follows:

	$
Purchase price:	
Cash deposit paid in 2006	300,000
Cash paid in 2007	4,193,756
	4,493,756
Net assets acquired:	
Working capital	992,456
Property and equipment	526,898
Goodwill	2,974,402
	4,493,756

* Of the goodwill resulting from business acquisitions, $2,591,183 is deductible for tax purposes at 7% per year.

(b) Contingent consideration

For three agreements entered into in 2005 for the purchase of certain retail liquor stores, the Fund may be required to make contingent payments as follows: i) $100,000 each year for the next five years provided that certain sales thresholds are achieved; ii) 1% of gross sales of certain stores payable quarterly for the next five years to a cumulative maximum of $450,000; and iii) on March 15, 2008 and 2009, a payment equal to 50% times a multiple of earnings less payments to date .

Given the uncertainty with respect to the amount and timing of such payments, no amount was recorded with respect to this contingent consideration at the time of the respective acquisitions. The Fund will recognize additional consideration payable and goodwill when the outcome of these contingencies becomes determinable. During the period, additional goodwill of $60,508 was recorded relating to the payment of contingent consideration and the finalization of prior period purchase price allocations.

4 Deposits on future acquisitions

At March 31, 2007 the Fund had tendered deposits for five retail liquor stores in the amount of $1,432,621 (December 31, 2006 – 1,632,621). In addition, deposits for inventory and working capital in the amount of $962,857 were included in prepaid expenses and deposits at March 31, 2007 (December 31, 2006 - $306,252). During the period ended March 31, 2007 the Fund drew down the future business acquisitions deposits by $300,000 through the purchase of one retail liquor store, and tendered additional deposits totalling $100,000.

5 Bank indebtedness and long-term debt

Bank indebtedness

The Fund has an available $32 million operating line, with a seasonal bulge to $38 million between October 1 and February 28. Interest on bank indebtedness is payable at the lender's prime rate. As at March 31, 2007, the bank indebtedness rate of interest was 6% (December 31, 2006 – 6.0%) and $12,963,535 (December 31, 2006 - $7,532,285) was drawn on the operating line, offset by outstanding cheques and deposits of $1,070,683 (December 31, 2006 - $2,076,871).

Long-term debt

Interest on long-term debt is payable at the lender's prime rate plus 0.25%. As of March 31, 2007 the effective long-term debt rate of interest was 6.25% (December 31, 2006 – 6.25%). There was no long-term debt outstanding at March 31, 2007.

The Fund has an available $30.8 million credit facility consisting of a $14.5 million committed non-revolving loan to be used in financing capital assets of the Fund, a $15 million committed non-revolving loan to assist in financing the acquisition and development of liquor stores, a $0.65 million demand loan to cover electronic funds transfer payments, and a $0.65 million demand non-revolving loan to be used in financing motor vehicle and other asset acquisitions.

The bank indebtedness and long-term debt are collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP, a subsidiary of the Fund, and also by a floating charge over all of Liquor Stores LP's present and after acquired real property and an assignment of Liquor Stores LP's insurance. The assets of Liquor Stores LP represent substantially all of the Fund's assets.

6 Related party transactions

A director of a subsidiary of the Fund is a partner in a law firm to which, during the three month period ended March 31, 2007, the Fund incurred professional fees of $89,417. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $21,034. One such arrangement was terminated effective April 1, 2007. Further, the Fund paid fees and expenses to a company controlled by the Chief Executive Officer of the Fund, relating to the supervision of construction of developed stores and lease administration, in the amount $10,674. Subsequent to March 31, 2007 this arrangement has ended. The Fund has entered into a lease for new office premises with a company controlled by the Chief Executive Officer. The Fund has received independent fairness and legal opinions concerning the terms of the lease. Rent payments for this lease are scheduled to begin June 1, 2007. These operating and administrative expenses are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $6,469 (December 31, 2006 - $4,307) relating to these transactions.

7 Unitholders' equity

Fund Units

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Balance – December 31, 2006	10,228,320	10,271,305	139,708,519
Issued for Exchangeable LP Units	1,425	-	14,231
Units issued on March 9, 2007	2,492	-	50,014
Treasury Units	(46,543)		(1,000,000)
Balance – March 31,2007	10,185,694	10,271,305	138,772,764

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

Consideration for units issued on exchange of Liquor Stores LP Exchangeable LP Units during the three months ended March 31, 2007 was recorded at the carrying amount of the Liquor Stores LP Exchangeable LP Units in accordance with EIC-151.

Treasury Units represent unvested Units held in the LTIP (note 8(a)) and the 2007 Incentive Plan (note 8(c)).

8 Unit-based compensation plans

a) Long term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts. The monthly cash distributions received by the Plan will be remitted to the participant when the Units become vested.

The Plan is managed through a separate trust, which is considered a variable interest entity. As the Fund is the primary beneficiary, the Fund consolidates the Plan in its financial statements.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a separate trust (the "LTIP Trust"). The LTIP Trust will use the funds to purchase Units in the open market or from treasury, and such Units will vest to the eligible employees over a three-year period. Threshold amounts and participation rates are as follows:

Excess percentage	Participation rate
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

The following table summarizes the status of the Plan:

	For the quarter ended March 31, 2007 #	For the quarter ended March 31, 2006 #
Unvested Units, beginning of period	492	-
Granted	2,492	-
Vested Units transferred to participants	(292)	-
Unvested Units, end of period	2,692	-

On March 9, 2007, 2,492 Units were granted and issued from treasury at a price of $20.07 per Unit for a total cost of $50,014. The compensation expense will be recognized over the vesting period of three years. Compensation expense of $2,288 was recorded for the three months ended March 31, 2007 (March 31, 2006 - $ nil).

b) Trustee and director deferred unit plan

The Fund maintains a deferred share unit plan (the "DSU Plan") to enhance the ability of the Fund to attract and retain non-employee Trustees and Directors whose training, experience and ability will promote the interests of the Fund and to align the interests of such non-employee Trustees and Directors with the interests of Unitholders. The DSU Plan is designed to permit such non-employee Trustees and Directors to defer the receipt of a maximum of 50% of the cash compensation otherwise payable to them for services to the Fund. As the Fund intends to settle its obligations related to the DSU Plan through cash payments, these obligations are accrued as a liability, which is adjusted to fair value based on the current market value of Units at each balance sheet date. Awards accruing to DSU Plan participants in the quarter ended March 31, 2007 totalled $58,634 (2006 - $ nil), which were recorded as compensation expense in the period. As at March 31, 2007 participants have accumulated an entitlement to the equivalent cash value of 7,174 Units under the DSU Plan (December 31, 2006 – 5,183).

c) 2007 Incentive Plan

A special one-time discretionary compensation plan (the "2007 Plan") was implemented in the first quarter of 2007 in order to retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of Units of the Fund, will be provided to eligible employees. The Units will vest over a three-year period from the March 7, 2007 grant date to January 7, 2010. The monthly cash distributions received by the 2007 Plan will be remitted to the participant when the Units become vested.

The following table summarizes the status of the 2007 Plan:

	For the quarter ended March 31, 2007 #	For the quarter ended March 31, 2006 #
Unvested Units, beginning of period	-	-
Granted	43,851	-
Vested Units transferred to participants	-	-
Unvested Units, end of period	43,851	-

$950,000 was granted effective March 7, 2007 to purchase Units under the 2007 Plan. In total, 43,851 Units were purchased in the open market at an average price of $21.66 per Unit. The $950,000 compensation expense will be recognized over the vesting period of three years. Compensation expense of $43,475 was recorded for the three months ended March 31, 2007 (March 31, 2006 - $ nil).

9 Non-controlling interest

Exchangeable and Subordinated Unitholders

	Liquor Stores LP Exchangeable LP Units	Liquor Stores LP Subordinated LP Units	Total
	#	#	#
Liquor Stores Limited Partnership			
Balance – December 31, 2005	2,025,317	2,125,000	4,150,317
Exchanged for Fund units	(848,637)	-	(848,637)
Balance – December 31, 2006	1,176,680	2,125,000	3,301,680
Exchanged for Fund units	(1,425)	-	(1,425)
Balance – March 31, 2007	1,175,255	2,125,000	3,300,255
Fund Special Voting Units – March 31, 2007	1,175,255	2,125,000	3,300,255
	$	$	$
Balance – December 31, 2005	20,351,876	21,348,354	41,700,230
Earnings	1,561,740	2,776,427	4,338,167
Units exchanged for Fund Units	(8,390,994)	-	(8,390,994)
Distributions declared	(1,642,824)	(2,656,463)	(4,299,287)
Balance – December 31, 2006	11,879,798	21,468,318	33,348,116
Earnings	209,751	379,437	589,188
Exchanged for Fund Units	(14,231)	-	(14,231)
Distributions declared (note 11)	(421,543)	(761,600)	(1,183,145)
Balance – March 31, 2007	11,653,775	21,086,155	32,739,930
Subsidiaries			
Balance – December 31, 2005			-
Acquisitions during the period			70,992
Earnings			124,467
Dividends paid			(48,018)
Balance - December 31, 2006			147,441
Earnings			27,778
Dividends paid			(14,867)
Balance – March 31, 2007			160,352
Total			**32,900,282**

10 Earnings per Unit

	March 31, 2007 (3 months) $	March 31, 2006 (3 months) $
Net Earnings (numerator utilized in basic Earnings per Unit)	1,766,532	684,125
Non-controlling interest	589,188	417,264
Earnings (numerator utilized in diluted Earnings per Unit)	2,355,720	1,101,389
	#	#
Units outstanding, beginning of period	10,228,320	6,179,683
Weighted average of Units issued less treasury Units acquired	(4,720)	436,497
Denominator utilized in basic earnings per unit	10,223,600	6,616,180
Exchangeable and Subordinated Units	3,301,440	3,998,265
Denominator utilized in diluted earnings per unit	13,525,040	10,614,445
	$	$
Earnings per Unit - Basic	$0.17	$0.10
Earnings per Unit - Diluted	$0.17	$0.10

11 Distributions

Distributions are determined in accordance with the Trust Indenture, and are based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $0.3584 (2006 - $0.30) per Unit for each of Fund Units, Exchangeable LP Units and Subordinated LP Units were declared by the Fund for the three months ended March 31, 2007.

		Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
Date distribution declared	Date distribution paid	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
January 15, 2007	February 15, 2007	1,193,622	1,193,622	137,319	137,319	1,330,941	1,330,941
February 15, 2007	March 15, 2007	1,193,622	1,193,622	137,319	137,319	1,330,941	1,330,941
March 15, 2007	April 13,2007	1,273,211		908,507		2,181,718	
		3,660,455	2,387,244	1,183,145	274,638	4,843,600	2,661,882

At March 31, 2007, distributions payable to unitholders was $1,273,211 (December 31, 2006 – $1,193,645) and distributions payable to non-controlling interest was $908,507 (December 31, 2006 - $881,282). Distributions outstanding as at March 31, 2007 were paid in April 2007.

12 Supplemental disclosure of cash flow information

	For the quarter ended March 31, 2007	For the quarter ended March 31, 2006
	$	$
Interest paid	108,425	310,400
Income taxes paid	278	-

13 Segmented information

The Fund identifies operating segments based on business activities, management responsibility, and geography. The Fund operates within a single operating segment, being the operation of retail liquor stores in Canada. All of the Fund's assets are located in Canada.

14 Seasonal nature of the business

The Fund's results for the first quarter of 2007 are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The Fund historically experiences higher sales in the third and fourth quarters, while the first and second quarter typically experience lower sales levels due to seasonal shopping patterns. Occupancy related expenses, operating and administrative expense, amortization and interest expense remain relatively steady throughout the year.

15 Subsequent events

On April 10, 2007 the Fund made an offer to acquire all of the outstanding trust units of Liquor Barn Income Fund ("Liquor Barn"). The Fund is offering 0.53 of a trust unit of the Fund for each trust unit of Liquor Barn. There are approximately 14 million Liquor Barn trust units outstanding. This transaction values the outstanding Liquor Barn units at approximately $158 million. Liquor Barn unitholders have until May 17, 2007 to accept the offer unless extended or withdrawn.

On April 30, 2007 the Fund acquired a 50% interest in a retail liquor store in British Columbia. The purchase price on the acquisition will be allocated to the fair value of the acquired assets when determined. The acquisition will not have a material impact on the assets, liabilities or future operations of the Fund.

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